EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Years Ended December 31,
	2009	2010	2011	2012	2013
EARNINGS
Income Before Income Taxes	$201,263	$210,898	$252,618	$423,030	$326,146
Fixed Charges (as below)	215,640	217,500	217,280	210,421	201,704
Total Earnings	$416,903	$428,398	$469,898	$633,451	$527,850

FIXED CHARGES
Interest Expense	$202,426	$207,649	$204,623	$202,074	$192,982
Credit for Allowance for Borrowed Funds Used During Construction	6,014	2,251	6,257	1,347	1,522
Estimated Interest Element in Lease Rentals	7,200	7,600	6,400	7,000	7,200
Total Fixed Charges	$215,640	$217,500	$217,280	$210,421	$201,704

Ratio of Earnings to Fixed Charges	1.93	1.96	2.16	3.01	2.61